VIA EDGAR TRANSMISSION AND BY FEDEX	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8552 tel +1 212 310 8007 fax

April 1, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F St., N.E.

Washington, D.C. 20549

Attention: Daniel F. Duchovny

Re:	MGM Resorts International
Preliminary Proxy Solicitation material filed on Schedule 14A
PREC14A filing made on March 20, 2015 by MGM Resorts International
File Number: 001-10362

Dear Mr. Duchovny:

On behalf of our client, MGM Resorts International (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter, dated March 30, 2015 (the “Comment Letter”), with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (“Preliminary Proxy Statement”), filed on March 20, 2015. We are also transmitting electronically via the EDGAR system for filing with the Commission, Amendment No. 1 to the Company’s Preliminary Proxy Statement (“Amendment No. 1”). For your convenience, we will also deliver to you by FedEx a marked copy of Amendment No. 1, showing the Company’s changes to the Preliminary Proxy Statement.

Set forth below in bold are each of the Staff’s comments provided in the Comment Letter. Immediately following each of the Staff’s comments is the Company’s response to such comment, including, where applicable, a cross-reference to the page of Amendment No. 1 where the Staff may locate changes made in response to the Staff’s comments. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Terms not otherwise defined in this letter shall have the meanings set forth in the Preliminary Proxy Statement.

PREC14A filing made on March 20, 2015

Costs of and Participation in Solicitation, page 3

1.

We note that proxies may be solicited in person or by mail, Internet, telephone, facsimile and other electronic channels of communication, town hall meetings, personal interviews, press releases, and press interviews. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and

United States Securities and Exchange Commission April 1, 2015 Page 2
any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a- 6(b) and (c). Please confirm your understanding in your response letter.

Response: In response to the Staff’s request, the Company confirms its understanding that it must file all written soliciting materials and any information posted on the Internet under the cover of Schedule 14A pursuant to Rule 14a-6(b) and/or (c).

2.	Please tell us whether you also plan to solicit requests via Internet chat rooms and tell us which websites and what “other electronic channels of communication” you plan to utilize.

Response: In response to the Staff’s request, the Company does not intend to solicit requests via Internet chat rooms and does not intend to use any other electronic channels of communication other than those specified in Amendment No. 1. The Company has revised the disclosure on page 3 to delete the references to “other electronic channels of communication.”

Background of the Land & Buildings Solicitation, page 5

3.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for your assertion on page 5 that your board is “very effective.”

Response: In response to the Staff’s request, the Company has revised the disclosure on page 6.

Proposal No. 1 – Election of Directors, page 22

4.	Please revise your disclosure to explain why you recommend that security holders vote for your nominees and not the Land & Buildings nominees.

Response: The Company has revised the disclosure on page 28 and believes that no additional disclosure is required.

5.	Please revise your disclosure to describe the business experience for the last five years for Ms. Gay and Mr. Spierkel.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 23 and page 27.

United States Securities and Exchange Commission April 1, 2015 Page 3

The undersigned, on behalf of the Company, hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss any of the Company’s responses, please do not hesitate to call me (212-310-8552) or my colleague Sachin Kohli (212-310-8294) or, if more convenient, send us an e-mail (michael.aiello@weil.com; sachin.kohli@weil.com). Thank you.

Very truly yours,

/s/ MICHAEL J. AIELLO

Michael J. Aiello

cc:	John M. McManus, Esq. (MGM Resorts International)
Andrew Hagopian III, Esq. (MGM Resorts International)